December 9, 2010
United States
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	David L. Orlic Special Counsel
Re:	LDK Solar Co., Ltd. Schedule TO-I Filed on November 24, 2010 File No. 005-83756
Dear Mr. Orlic:
     On behalf of LDK Solar Co., Ltd. (the “Company”) we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 6, 2010 relating to the Company’s Issuer Self-Tender Statement on Schedule TO (File No. 005-83756) filed with the Commission on November 24, 2010 (the “Schedule TO”).
     Through our outside counsel, Sidley Austin LLP, we have responded to numbered comments one through ten under separate cover, and we are concurrently filing via EDGAR Amendment No. 1 to the Schedule TO. Pursuant to your request, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Jack Lai
Chief Financial Officer

cc:	Huanting Timothy Li John A. Fore Edward D. Ricchiuto

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